FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel +1 508-358-0188
Mobile +1 857-241-7127

Andrew Davidson
Tel +27 11 644-2638
Fax +27 11 484-0639
Mobile 082 667 7203

Leadership Changes at Gold Fields

TELECONFERENCE

Gold Fields will host a teleconference on Monday, March 31, at 16:30 Johannesburg time, regarding this announcement. Details of the teleconference appears at the bottom of this press release.

Johannesburg, 31 March 2008. The Board of Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) wishes to announce that, after a distinguished nine years with Gold Fields, the last six as Chief Executive Officer, Ian Cockerill has decided to step down. He will be joining a company outside of the gold industry, the name of which will be announced later in the week.

Ian will be succeeded by Nick Holland who has been the Chief Financial Officer of Gold Fields since its inception in 1998. In a complimentary move, Terence Goodlace, Executive Vice President and Head of South African Operations, will be appointed to the new position of Chief Operating Officer, and as a member of the Gold Fields Board. A new Chief Financial Officer will be recruited to replace Nick.

The Board also wishes to announce that, unrelated to Ian's resignation, John Munro, Executive Vice President of Corporate Development, has resigned to take up the position of Chief Executive Officer of a new uranium company. John's executive responsibilities for Corporate Development will be assumed by Jimmy Dowsley, Senior Vice President for Business Development. In a supporting move, Juan Luis Kruger, Senior Vice President and Head of Operations in Peru, will be appointed to the Gold Fields Executive Committee, to head up South American Operations.

Alan Wright, Chairman of Gold Fields, said: "In his nine years with Gold Fields, Ian has made a tremendous contribution to the Company. He very effectively established Gold Fields as a global player with world-class operations in Africa, South America and Australia, as well as a large portfolio of exploration projects in all of the major gold provinces of the world. Particularly valuable, especially at this time, is the excellent succession strategy that Ian has put in place. Gold Fields' depth of management is unrivalled in the industry, and made it relatively easy for the Board to decide on his successor."

"While we are sad to see Ian leave so soon before Gold Fields will start reaping the rewards of the Cerro Corona project in Peru, which will come into production by the middle of the year, and the South Deep Project in South Africa, we respect his decision to move on. We thank Ian for the outstanding contribution that he has made to Gold Fields, and wish him well in the next phase of his career. Both Nick Holland and Terence Goodlace are veterans of the gold mining industry and their depth of knowledge of Gold Fields specifically and the industry generally, is unrivalled. With the Holland/Goodlace team at the helm during an exciting growth phase, the future remains bright for Gold Fields," Wright added.

Ian Cockerill said: "The decision to leave Gold Fields was not an easy one but I have always believed that a CEO has a shelf life of about six to seven years. As Gold Fields enters the next and very exciting phase of its growth and development, with Cerro Corona and South Deep, as well as the expansion at Tarkwa, being brought to account, it is time for a fresh hand at the rudder. As a substantial shareholder I am very comfortable with the new leadership appointed by the Board."

Nick Holland, CEO Designate of Gold Fields said: "I am both humbled and energized by my appointment as Chief Executive Officer, at a time when Gold Fields and its shareholders are poised to reap the benefits of a number of new gold projects against the backdrop of a higher gold price environment. I intend to build on the solid foundation which Ian has laid over the past six years, and to lead Gold Fields to new heights."

Terence Goodlace, COO Designate said: "Gold Fields has in its portfolio some of the best and most exciting gold assets in the world. My new role is to re-energize the operational teams so as to ensure that we deliver on our undertakings to shareholders. In addition to ensuring that the existing operations perform to their potential, our priorities in the short term are to deliver the new Cerro Corona mine on time, to complete the Tarkwa expansion, and to turn the South Deep project to account."

Alan Wright also thanked John Munro for the significant contribution that he has made to Gold Fields over the years: "On his watch Gold Fields acquired the St Ives and Agnew mines in Australia as well as the Teberebie and Damang mines in Ghana. John was also involved in the acquisition of the Arctic Platinum Project in Finland and the Cerro Corona project in Peru, as well as the disposal of the Choco 10 mine in Venezuela. He has made a significant contribution to the shaping of Gold Fields Limited as it is today, for which we thank him. While we are sorry to see John leave, we also wish him the best of luck in his new career."

John Munro said: "Gold Fields has been at the centre of my professional life for the past 21 years. Whilst I have not taken this decision lightly, I feel it is the right time in my career to take on a new challenge. I wish Nick and Terence and the rest of the team every success in the future."

All of these changes will be effective as from 1 May 2008.

ends

Enquiries:

Gold Fields Limited	**Gold Fields Limited**	**Brunswick**
Willie Jacobsz	Andrew Davidson	Rob Pinker/Roderick Cameron
Office: 508-358-0188	Office: 27 11 644-2638	Office: 27 11 502-7300
Mobile: 857-241-7127	Mobile: 082 667-7203	Mobile: 083 326-7794/082 887-4593

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

Teleconference

Monday February 25, 2008

For Johannesburg: 16:30
For United Kingdom: 15:30 hours GMT
For North America: 10:30 a.m., Eastern time

Gold Fields Limited will be hosting a teleconference to discuss the change in leadership on Monday, 31 March 2008 at the times listed above.

DIAL IN NUMBERS

South Africa	Toll:	011 535 3600	Toll-free	0800 200 648
USA	Toll:	1 412 858 4600	Toll-free	1800 860 2442
Australia			Toll-free	1800 350 100
United Kingdom			Toll-free	0800 917 7042
Canada			Toll-free	1 866 519 5086

Ask for Gold Fields call

SIMULTANEOUS AUDIO WEBCAST

Available at our website, www.goldfields.co.za

DIGITAL REPLAY AVAILABLE ONE-HOUR AFTER CALL

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Europe: + 41 91 612 4330 (Switzerland)
Australia: 1 800 091 250

Enquiries re teleconference:

Francie Whitley
Phone: 27 11 644 2505
Fax: 27 11 484 0639
Franciew@goldfields.co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 31 March 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs